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                                    FORM U-7D/A

                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                                                File No. 32-345
                                                                Amendment No. 6


         The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

         1.     Lessee public-utility company:  UTILICORP UNITED, INC.

                Address:  20 WEST NINTH STREET, KANSAS CITY, MO 64105-1711

         2.     Date:  DATE EXECUTED AND DELIVERED BY LESSEE ON DECEMBER 27,
                       1974 AND RESTATED AS OF APRIL 15, 1975

         2a.    Date facility was placed in service:  JUNE 30, 1975

         3.     Regulatory authority which has acted on transaction:

                Name:                               Date of order:

                MISSOURI PUBLIC SERVICE COMMISSION  NOVEMBER 19, 1974 AS AMENDED
                                                    ON DECEMBER 4, 1974 AND
                                                    JUNE 20, 1975

         4.     Initial term of lease:  25 YEARS

         4a. Renewal options: MAY BE EXTENDED FOR TWO 5-YEAR PERIODS AT LESSEE'S ELECTION

         5. Brief description of facility: TWO COMBUSTION TURBINE GENERATING UNITS, MODEL PG-7821, RATED OUTPUT AT BASE LOAD OF 52,750 KW.

         6.     Manufacturer or supplier:  GENERAL ELECTRIC COMPANY AND SEVERAL
                                           OTHER VENDORS OF MISCELLANEOUS PARTS.

         7.     Original Cost of facility:  $11,482,874.52

         8.     Basic rent. Initial term: $27,656,503.00 (SEE NOTE 1)

         8a.    Periodic installment.  Amount:  $276,565.03   Period:  QUARTERLY

         9.     Holder of legal title to facility:   UMB BANK, N.A., AS TRUSTEE
                                                     (FORMERLY UNITED MISSOURI
                                                     BANK OF KANSAS CITY,
                                                     NATIONAL ASSOCIATION,
                                                     AS TRUSTEE) (SEE NOTE 2)

                Address:  P. O. BOX 226, KANSAS CITY, MO 64147


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10.      Holders of beneficial interests:  (SEE NOTE 3)

         Name and address             Amount invested       Percent of equity
         ----------------             ---------------       -----------------
         Trans UCU, Inc.              $2,411,403.65                100%
         20 West Ninth Street
         Kansas City, MO 64105-1711


11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:


         Amount borrowed:  $9,071,470.87             INTEREST RATE:  11%        NUMBER OF LENDERS:  FOUR
                           -----------------------------------------------------------------------------

         Terms of repayment.                   Amount:             Installments:        Period:

                                               $276,450.17         FIRST 42             QUARTERLY
                                               --------------------------------------------------

                                               $266,493.96         NEXT 18              QUARTERLY
                                               --------------------------------------------------

                                               $246,881.80         NEXT 20              QUARTERLY
                                               --------------------------------------------------

                                               $172,243.10         LAST 20              QUARTERLY
                                               --------------------------------------------------

         Date executed:  March 1, 2000
         Signature of holder of legal title:
         UMB BANK, N.A., AS TRUSTEE


         By: /s/ D. William Bloemker
             -------------------------------
         Title:  Vice President
                ----------------------------


         Signatures of holders of beneficial interests shall be annexed hereto and incorporated herein.


                                       2
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                         SIGNATURE PAGE FOR CERTIFICATE
                         ON FORM U7D/A DATED MARCH 1, 2000


Signature of holders of beneficial interests.

         The holders of beneficial interests referred to in paragraph 10 of the Certificate pursuant to Rule 7(d) to which these signature pages are annexed and into which the following signatures are incorporated have duly caused said Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                          TRANS UCU, INC.


                                          By: /s/  Dale Wolf
                                              ---------------------------------
                                          Title:   Vice President Finance
                                                --------------------------------


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NOTE 1

         The amount of basic rent payable under the lease is subject to adjustment depending upon the validity of certain assumptions relating to certain tax consequences of the transaction to the holders of beneficial interests.

NOTE 2

         UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, National Association), holds the legal title to the facilities and makes this certificate, solely in its capacity as trustee under that certain Trust Agreement, dated as of April 15, 1975, as amended, among the holders of beneficial interests and UMB Bank, N.A., as Trustee.

NOTE 3

         Each of the holders of the beneficial interests reserves the right to assign all of its interest in the facilities to certain classes of financial institutions under certain circumstances.